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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549







                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                             Denbury Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24791620
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard A. Ekleberry
                               Texas Pacific Group
                         301 Commerce Street, Suite 3300
                              Fort Worth, TX 76102
                                 (817) 871-4000

                                 With a copy to:

                               Janet Fisher, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

                                  SCHEDULE 13D

CUSIP No. 24791620                                                        Page 2


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  5,023,167
      BENEFICIALLY
        OWNED BY              8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      5,023,167

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,023,167

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.4%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 24791620

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Parallel I, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  500,596
      BENEFICIALLY
        OWNED BY              8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      500,596

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,596

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 24791620

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  10,011,721
      BENEFICIALLY
        OWNED BY              8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      10,011,721

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,011,721

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.7%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 24791620

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Parallel II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  683,225
      BENEFICIALLY
        OWNED BY              8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      683,225

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           683,225

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 24791620


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Investors II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


                             7       SOLE VOTING POWER
    NUMBER OF SHARES                 1,044,325
      BENEFICIALLY
        OWNED BY             8       SHARED VOTING POWER
     EACH REPORTING                  - 0 -
         PERSON
          WITH               9       SOLE DISPOSITIVE POWER
                                     1,044,325

                             10      SHARED DISPOSITIVE POWER
                                     - 0 -


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,044,325

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 24791620                                                        Page 4

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG 1999 Equity Partners II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  11,280
      BENEFICIALLY
        OWNED BY              8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      11,280

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,280

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("Parallel"), TPG Partners II, L.P. ("TPG II"), TPG Parallel II, L.P. ("Parallel II"), TPG Investors II, L.P. ("Investors II") and TPG 1999 Equity Partners II, L.P. ("Equity Partners II") hereby amend their statement on Schedule 13D, dated December 29, 1995, as heretofore amended (the "Schedule 13D"), relating to the common stock, par value $.001 per share ("Common Shares"), of Denbury Resources Inc. (the "Issuer"). For purposes of this Amendment No. 8 to the Schedule 13D and any subsequent amendment (unless otherwise defined therein), the term "Reporting Persons" means TPG, Parallel, TPG II, Parallel II, Investors II and Equity Partners II. Unless otherwise indicated, all other defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.           Security and Issuer.

                  Item 1 is hereby amended by deleting the last sentence thereof and replacing it with the following:

                  The principal executive offices of the Issuer are located at 5100 Tennyson Parkway, Suite 3000, Plano, TX 75024.

Item 2.           Identity and Background.

                  Item 2(a)-(c) is hereby amended and restated in its entirety to read as follows:

                  (a) This Schedule 13D Statement is hereby filed by the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists, and each Reporting Person hereby disclaims pursuant to Rule 13d-4 under the Act beneficial ownership of any of the Common Shares beneficially owned by the other Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.3.

                  (b) TPG is a Delaware limited partnership formed in 1993 to invest in securities of entities to be selected by its general partner. The principal business address of TPG, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG GenPar, L.P. ("GenPar"), the sole general partner of TPG, is set forth below.

                  Parallel is a Delaware limited partnership formed in 1994 to invest in securities of entities to be selected by its general partner. The principal business address of Parallel, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of Parallel, is set forth below.

                  TPG II is a Delaware limited partnership formed in 1997 to invest in securities of entities to be selected by its general partner. The principal business address of TPG II, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG GenPar II, L.P. ("GenPar II"), the sole general partner of TPG II, is set forth below.

                  Parallel II is a Delaware limited partnership formed in 1997 to invest in securities of entities to be selected by its general partner. The principal business address of Parallel II, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar II, the sole general partner of Parallel II, is set forth below.

                  Investors II is a Delaware limited partnership formed in 1997 to invest in securities of entities to be selected by its general partner. The principal business address of Investors II, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar II, the sole general partner of Investors II, is set forth below.

                  Equity Partners II is a Delaware limited partnership formed in 1999 to invest in securities of entities to be selected by its general partner. The principal business address of Equity Partners II, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Advisors II, the sole general partner of Equity Partners II, is set forth below.

                  GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of TPG, Parallel and other related entities engaged in making investments in securities of public and private corporations. The principal business address of GenPar, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG Advisors, Inc. ("Advisors"), the sole general partner of GenPar, is set forth below.

                  GenPar II is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of TPG II, Parallel II, Investors II and other related entities engaged in making investments in securities of public and private corporations. The principal business address of GenPar II, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Advisors II, the sole general partner of GenPar II, is set forth below.

                  Advisors is a Delaware corporation, the principal business of which is serving as the sole general partner of GenPar and other related entities engaged in making investments in securities of public and private corporations. The principal business address of Advisors, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Forth Worth, Texas 76102.

                  Advisors II is a Delaware corporation, the principal business of which is serving as the sole general partner of Equity Partners II, GenPar II and other related entities engaged in making investments in securities of public and private corporations. The principal business address of Advisors II, which also serves as its principal office, is 301 Commerce Street, Suite 3300, Forth Worth, Texas 76102.

                  (c) The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Persons are as follows:

                           (i) David Bonderman (Chairman of the Board of Directors and President of Advisors and Advisors II) has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as the Chairman of the Board of Directors and President of Advisors and Advisors II. Mr. Bonderman is a citizen of the United States.

                           (ii) James G. Coulter (Director and Vice President of Advisors and Director and Executive Vice President of Advisors II) has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a Director and Vice President of Advisors and a Director and Executive Vice President of Advisors II. Mr. Coulter is a citizen of the United States.

                           (iii) William S. Price, III (Director and Vice President of Advisors and Director and Executive Vice President of Advisors II) has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a Director and Vice President of Advisors and a Director and Executive Vice President of Advisors II. Mr. Price is a citizen of the United States.

                           (iv) Richard P. Schifter (Vice President of Advisors and Advisors II) has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of Advisors and Advisors II and affiliates thereof. Mr. Schifter is a citizen of the United States.

                           (v) James J. O'Brien (Vice President, Secretary and Treasurer of Advisors and Vice President and Treasurer of Advisors II) has his business address at 301 Commerce Street, Suite 3300, Forth Worth, TX 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of Advisors and Advisors II. Mr. O'Brien is a citizen of the United States.

Item 4.           Purpose of Transaction.

                  Item 4 is hereby amended by inserting the following prior to the last paragraph thereof:

                  On March 6, 2003, the Issuer and the Reporting Persons entered into an underwriting agreement (the "March 2003 Underwriting Agreement") with Lehman Brothers Inc., as underwriter (the "Underwriter"). Pursuant to the March 2003 Underwriting Agreement, and under a registration statement of the Issuer on Form S-3 (File No. 333-57382) and amendment thereto filed with the Securities and Exchange Commission, the Reporting Persons sold to the Underwriter an aggregate of 2,500,000 Common Shares at a price of $10.95 per share. The Reporting Persons also granted to the Underwriter a 30-day option to purchase an additional 375,000 Common Shares at a price of $10.95 per share to cover over-allotments. Under the terms of the March 2003 Underwriting Agreement, the following numbers of Common Shares were sold by each of the Reporting Persons:

     o TPG: 726,971 Common Shares, or a total of 836,017 Common Shares if the Underwriter exercises its over-allotment option in full.

     o Parallel: 72,448 Common Shares, or a total of 83,315 Common Shares if the Underwriter exercises its over-allotment option in full.

     o TPG II: 1,448,931 Common Shares, or a total of 1,666,270 Common Shares if the Underwriter exercises its over-allotment option in full.

     o Parallel II: 98,879 Common Shares, or a total of 113,711 Common Shares if the Underwriter exercises its over-allotment option in full.

     o Investors II: 151,138 Common Shares, or a total of 173,809 Common Shares if the Underwriter exercises its over-allotment option in full.

     o Equity Partners II: 1,633 Common Shares, or a total of 1,878 Common Shares if the Underwriter exercises its over-allotment option in full.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 (a) is hereby amended and restated in its entirety to read as follows:

                  (a)  Advisors

                  Because of its position as the sole general partner of GenPar, and because of the position of GenPar as the sole general partner of each of TPG and Parallel, the aggregate number of Common Shares that Advisors may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 5,523,763, which constitutes approximately 10.3% of the 53,454,558 Common Shares outstanding.

                  Advisors II

                  Because of its position as the sole general partner of each of Equity Partners II and GenPar II, and because of the position of GenPar II as the sole general partner of each of TPG II, Parallel II and Investors II, the aggregate number of Common Shares that Advisors II may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 11,750,551, which constitutes approximately 22.0% of the 53,454,558 Common Shares outstanding.

                  GenPar

                  Because of its position as the sole general partner of each of TPG and Parallel, the aggregate number of Common Shares that GenPar may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 5,523,763, which constitutes approximately 10.3% of the 53,454,558 Common Shares outstanding.

                  GenPar II

                  Because of its position as the sole general partner of each of TPG II, Parallel II and Investors II, the aggregate number of Common Shares that GenPar II may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 11,739,271, which constitutes approximately 22.0% of the 53,454,558 Common Shares outstanding.

                  TPG

                  The aggregate number of Common Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,023,167, which constitutes approximately 9.4% of the 53,454,558 Common Shares outstanding.

                  Parallel

                  The aggregate number of Common Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 500,596, which constitutes approximately 1.0% of the 53,454,558 Common Shares outstanding.

                  TPG II

                  The aggregate number of Common Shares that TPG II owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,011,721, which constitutes approximately 18.7% of the 53,454558 Common Shares outstanding.

                  Parallel II

                  The aggregate number of Common Shares that Parallel II owns beneficially, pursuant to Rule 13d-3 of the Act, is 683,225, which constitutes approximately 1.3% of the 53,454558 Common Shares outstanding.

                  Investors II

                  The aggregate number of Common Shares that Investors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,044,325, which constitutes approximately 2.0% of the 53,454558 Common Shares outstanding.

                  Equity Partners II

                  The aggregate number of Common Shares that Equity Partners II owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,280, which constitutes approximately 0.0% of the 53,454,558 Common Shares outstanding.

                  David Bonderman, James G. Coulter and William S. Price, III (the "Shareholders") are officers, directors and shareholders of Advisors and Advisors II, and therefore may be deemed to beneficially own the Common Shares owned by TPG, Parallel, TPG II, Parallel II, Investors II and Equity Partners
II. Each of the Shareholders hereby disclaims beneficial ownership of the Common Shares owned by TPG, Parallel, TPG II, Parallel II, Investors II and Equity Partners II.

                  Item 5(b) is hereby amended and restated in its entirety to read as follows:

                  (b)  Advisors

                  In its position as the sole general partner of GenPar, Advisors has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,523,763 Common Shares.

                  Advisors II

                  In its position as the sole general partner of each of Equity Partners II and GenPar II, Advisors II has the sole power to vote or direct the vote and to dispose or direct the disposition of 11,750,551 Common Shares.

                  GenPar

                  In its position as the sole general partner of each of TPG and Parallel, GenPar has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,523,763 Common Shares.

                  GenPar II

                  In its position as the sole general partner of each of TPG II, Parallel II and Investors II, GenPar II has the sole power to vote or direct the vote and to dispose or direct the disposition of 11,739,271 Common Shares.

                  TPG

                  Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, TPG has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,023,167 Common Shares.

                  Parallel

                  Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, Parallel has the sole power to vote or direct the vote and to dispose or direct the disposition of 500,596 Common Shares.

                  TPG II

                  Acting through its sole general partner, GenPar II, acting through its sole general partner, Advisors II, TPG II has the sole power to vote or direct the vote and to dispose or direct the disposition of 10,011,721 Common Shares.

                  Parallel II

                  Acting through its sole general partner, GenPar II, acting through its sole general partner, Advisors II, Parallel II has the sole power to vote or direct the vote and to dispose or direct the disposition of 683,225 Common Shares.

                  Investors II

                  Acting through its sole general partner, GenPar II, acting through its sole general partner, Advisors II, Investors II has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,044,325 Common Shares.

                  Equity Partners II

                  Acting through its sole general partner, Advisors II, Equity Partners II has the sole power to vote or direct the vote and to dispose or direct the disposition of 11,280 Common Shares.

                  Item 5(c) is hereby amended by adding the following prior to the last paragraph thereof:

                  As more fully set forth in Item 4 herein, on March 6, 2003 the Reporting Persons sold an aggregate of 2,500,000 Common Shares at a price of $10.95 per share. As a result of this transaction, the aggregate Common Share ownership of the Reporting Persons is approximately 32.3% of the outstanding Common Shares.

Item 7.           Material to Be Filed as Exhibits.

Exhibit 10.10 Underwriting Agreement, dated as of March 6, 2003, among Denbury Resources Inc., TPG Partners, L.P., TPG Parallel I, L.P., TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., TPG 1999 Equity Partners II, L.P. and Lehman Brothers Inc.

Exhibit 99.3      Joint Filing Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners, L.P. is true, complete and correct.

Dated:  March 12, 2003

                        TPG PARTNERS, L.P.

                              By:  TPG GenPar, L.P., General Partner

                                     By:  TPG Advisors, Inc., General Partner


                                       By:    /s/ James J. O'Brien
                                              ----------------------------------
                                              James J. O'Brien
                                              Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel I, L.P. is true, complete and correct.

Dated:  March 12, 2003

                        TPG PARALLEL I, L.P.

                              By:  TPG GenPar, L.P., General Partner

                                     By:  TPG Advisors, Inc., General Partner


                                       By:    /s/ James J. O'Brien
                                              ----------------------------------
                                              James J. O'Brien
                                              Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  March 12, 2003

                        TPG PARTNERS II, L.P.

                              By:  TPG GenPar II, L.P., General Partner

                                     By:  TPG Advisors II, Inc., General Partner


                                       By:    /s/ James J. O'Brien
                                              ----------------------------------
                                              James J. O'Brien
                                              Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  March 12, 2003

                        TPG PARALLEL II, L.P.


                              By:  TPG GenPar II, L.P., General Partner

                                     By:  TPG Advisors II, Inc., General Partner


                                       By:    /s/ James J. O'Brien
                                              ----------------------------------

                                              James J. O'Brien
                                              Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  March 12, 2003

                        TPG INVESTORS II, L.P.


                              By:  TPG GenPar II, L.P., General Partner

                                     By:  TPG Advisors II, Inc., General Partner


                                       By:    /s/ James J. O'Brien
                                              ----------------------------------

                                              James J. O'Brien
                                              Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG 1999 Equity Partners II, L.P. is true, complete and correct.

Dated:  March 12, 2003

                        TPG 1999 EQUITY PARTNERS II, L.P.


                              By:  TPG Advisors II, Inc., General Partner

                                     By:      /s/ James J. O'Brien
                                              ----------------------------------

                                              James J. O'Brien
                                              Vice President

                                  EXHIBIT INDEX

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
Exhibit 3(i)          Articles of Amendment to Articles of Continuance of Newscope                             *
                      Resources Ltd., dated December 21, 1995, (containing the Series
                      Provisions attaching to the Convertible First Preferred Shares,
                      Series A).

Exhibit 4.1           Warrant Issued to TPG Partners, L.P.                                                     *

Exhibit 4.2           Warrant Issued to TPG Parallel I, L.P.                                                   *

Exhibit 4.3           Registration Rights Agreement by and among TPG Partners, L.P.,                           *
                      TPG Parallel I, L.P. and Newscope Resources Ltd.

Exhibit 4.4           Amendment to Registration Rights Agreement by and among                                  *
                      Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I,
                      L.P. dated October 22, 1996.

Exhibit 4.5           Amendment to Registration Rights Agreement by and among                                  *
                      Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I,
                      L.P. dated January 20, 1998.

Exhibit 10.1          Securities Purchase Agreement by and between TPG Partners, L.P.                          *
                      and Newscope Resources Ltd., dated November 13, 1995 (Exhibits and Appendices intentionally omitted).

Exhibit 10.2          First Amendment to Securities Purchase Agreement by and among                            *
                      TPG Partners, L.P., TPG Parallel I, L.P. and Newscope Resources
                      Ltd., dated December 21, 1995 (Appendix intentionally omitted).

Exhibit 10.3          Stock Purchase Agreement by and among TPG Partners, L.P. and                             *
                      Denbury Resources Inc., dated October 2, 1996.

Exhibit 10.4          Agreement in respect of the Convertible First Preferred Shares,                          *
                      Series A and the Common Shares, no par value of Denbury
                      Resources Inc. by and among TPG Partners, L.P., TPG Parallel I,
                      L.P. and Denbury Resources Inc. dated August 29, 1996.

Exhibit 10.5          Stock Purchase Agreement by and among TPG Partners, L.P. and                              *
                      Denbury Resources Inc., dated January 20, 1998.

Exhibit 10.6          Agreement in respect of the Warrants by and among Denbury                                 *
                      Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated
                      January 20, 1998.

Exhibit 10.7          Stock Purchase Agreement between Denbury Resources Inc. and TPG Partners II,              *
                      L.P., dated December 16, 1998.

Exhibit 10.8          Registration Rights Agreement, dated as of April 21, 1999, among Denbury                  *
                      Resources Inc., TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II,
                      L.P., TPG Partners, L.P. and TPG Parallel I, L.P.

Exhibit 10.9          Underwriting Agreement, dated as of November 21, 2002, among Denbury Resources            *
                      Inc., TPG Partners, L.P., TPG Parallel I, L.P., TPG Partners II, L.P., TPG
                      Parallel II, L.P., TPG Investors II, L.P., TPG 1999 Equity Partners II, L.P.,
                      Lehman Brothers Inc., CIBC World Markets Corp., Raymond James and Associates,
                      Inc. and Johnson Rice & Associates, L.L.C.

Exhibit 10.10         Underwriting Agreement, dated as of March 6, 2003, among Denbury Resources Inc.,          --
                      TPG Partners, L.P., TPG Parallel I, L.P., TPG Partners II, L.P., TPG Parallel II,
                      L.P., TPG Investors II, L.P., TPG 1999 Equity Partners II, L.P. and Lehman
                      Brothers Inc.

Exhibit 99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii)                                                *

Exhibit 99.2          Joint Filing Agreement                                                                     *

Exhibit 99.3          Joint Filing Agreement                                                                    --

*Previously filed

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